UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Allbirds, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

01675A109

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01675A109	13G

1.	NAMES OF REPORTING PERSONS Elephant Partners GP I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,120,220 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,120,220 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,120,220 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are shares of Class A Common Stock (as defined in Item 2(d) of the Original Schedule 13G (as defined below)), which are held of record by Elephant I (as defined in Item 2(a) of the Original Schedule 13G). Elephant GP I (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of Elephant I and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members (as defined in Item 2(a) of the Original Schedule 13G) are the managing members of Elephant GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 96,215,382 shares of Class A Common Stock outstanding as of November 1, 2022 as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2022, filed with the United States Securities and Exchange Commission on November 9, 2022 (the “Form 10-Q”).

CUSIP No. 01675A109	13G

1.	NAMES OF REPORTING PERSONS Elephant Partners I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,120,220 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,120,220 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,120,220 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are shares of Class A Common Stock, which are held of record by Elephant I. Elephant GP I is the general partner of Elephant I and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members are the managing members of Elephant GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 96,215,382 shares of Class A Common Stock outstanding as of November 1, 2022 as reported by the Issuer in the Form 10-Q.

CUSIP No. 01675A109	13G

1.	NAMES OF REPORTING PERSONS Elephant Partners GP II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,198,705 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,198,705 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,198,705 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are shares of Class A Common Stock, which are held of record by Elephant II and Elephant II-B (each as defined in Item 2(a) of the Original Schedule 13G). Elephant GP II (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of each of Elephant II and Elephant II-B and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members are the managing members of Elephant GP II and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 96,215,382 shares of Class A Common Stock outstanding as of November 1, 2022 as reported by the Issuer in the Form 10-Q.

CUSIP No. 01675A109	13G

1.	NAMES OF REPORTING PERSONS Elephant Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,077,860 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,077,860 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,860 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are shares of Class A Common Stock, which are held of record by Elephant II. Elephant GP II is the general partner of Elephant II and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members are the managing members of Elephant GP II and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 96,215,382 shares of Class A Common Stock outstanding as of November 1, 2022 as reported by the Issuer in the Form 10-Q.

CUSIP No. 01675A109	13G

1.	NAMES OF REPORTING PERSONS Elephant Partners II-B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 120,845 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 120,845 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,845 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are shares of Class A Common Stock, which are held of record by Elephant II-B. Elephant GP II is the general partner of Elephant II-B and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members are the managing members of Elephant GP II and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 96,215,382 shares of Class A Common Stock outstanding as of November 1, 2022 as reported by the Issuer in the Form 10-Q.

CUSIP No. 01675A109	13G

1.	NAMES OF REPORTING PERSONS Jeremiah Daly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,318,925 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,318,925 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,318,925 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are shares of Class A Common Stock, which are held of record by Elephant I, Elephant II and Elephant II-B. Elephant GP I is the general partner of Elephant I and may be deemed to have voting, investment and dispositive power with respect to the securities held by Elephant I. Elephant GP II is the general partner of each of Elephant II and Elephant II-B and may be deemed to have voting, investment and dispositive power with respect to the securities held by Elephant II and Elephant II-B. Mr. Daly is a managing member of each of Elephant GP I and Elephant GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 96,215,382 shares of Class A Common Stock outstanding as of November 1, 2022 as reported by the Issuer in the Form 10-Q.

CUSIP No. 01675A109	13G

1.	NAMES OF REPORTING PERSONS Andrew Hunt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,318,925 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,318,925 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,318,925 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are shares of Class A Common Stock, which are held of record by Elephant I, Elephant II and Elephant II-B. Elephant GP I is the general partner of Elephant I and may be deemed to have voting, investment and dispositive power with respect to the securities held by Elephant I. Elephant GP II is the general partner of each of Elephant II and Elephant II-B and may be deemed to have voting, investment and dispositive power with respect to the securities held by Elephant II and Elephant II-B. Mr. Hunt is a managing member of each of Elephant GP I and Elephant GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 96,215,382 shares of Class A Common Stock outstanding as of November 1, 2022 as reported by the Issuer in the Form 10-Q.

CUSIP No. 01675A109	13G

Introductory Note: This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the Commission on February 8, 2022 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than 5.0% of the class of securities, check the following  ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 01675A109	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

ELEPHANT PARTNERS I, L.P.

By: Elephant Partners GP I, LLC
Its: General Partner

By:	*
Jeremiah Daly
Its:	Managing Member

ELEPHANT PARTNERS GP I, LLC

By:	*
Jeremiah Daly
Its:	Managing Member

ELEPHANT PARTNERS II, L.P.

By: Elephant Partners GP II, LLC
Its: General Partner

By:	*
Jeremiah Daly
Its:	Managing Member

ELEPHANT PARTNERS II-B, L.P.

By: Elephant Partners GP II, LLC
Its: General Partner

By:	*
Jeremiah Daly
Its:	Managing Member

ELEPHANT PARTNERS GP II, LLC

By:	*
Jeremiah Daly
Its:	Managing Member

*
Jeremiah Daly

*
Andrew Hunt

*By:	/s/ Patrick Cammarata
Name:	Patrick Cammarata
Attorney-in-Fact

[*	This Schedule 13G was executed pursuant to a Power of Attorney. Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.]